iPill inc



ANNUAL REPORT

17532 Marengo Dr

Rowland Heights, CA 91748

(626) 695-5985

https://ipilldispenser.com/

This Annual Report is dated April 21, 2021.

BUSINESS

IPill Inc. has created a product, iPill, which uses remote monitoring technology to combat the opioid crisis. Hospitals and pharmacies lock opioids in a vault. The DEA and FDA considers pharmacies the end user of opioids. But when patients take the same opioids home, there are no rules. Patients can store opioids in unsecured medicine cabinets where anyone can have access. iPill securely stores, active control dispensing, and disposes of unused opioids.

Research for iPill was started on January 1, 2017 and funded by John T. Hsu MD Inc., a medical practice California S-Corp. On September 13, 2019, iPill in was incorporated as a C-Corp in Delaware and is currently in the development phase. The business model for iPill will be a B2B model.

To give some background on the company's product, the iPill is FDA Class I Registered and an FDA breakthrough product. On January 12, 202, Centers for Medicare and Medicaid Services (CMS) announced that they will cover reimbursement for FDA designated breakthrough products under the Medicare Coverage of Innovative Technology (MCIT) (CMS-3372-F) program. This will make iPill the only dispenser with insurance coverage. (https://www.cms.gov/newsroom/press-releases/cms-unleashes-innovation-ensure-our-nations-seniors-have-access-latest-advancements)

Our company business model overview envisions that iPill will generate B2B sales from 4 segmented market verticals. The first three are based on therapy goals including prevention, treatment, and chronic pain which naturally are divided into 3 different age based upon opioid use abuse potential. The fourth segment involves clinical research organizations (CROs).

To understand the market we will target, the under 26 year old age group most often abuses opioid the most without a prescription, (Center for Behavioral Health Statistics and Quality. (2015). Behavioral health trends in the United States: Results from the 2014 National Survey on Drug Use and Health (HHS Publication No. SMA 15-4927, NSDUH Series H-50)) and represents the lowest barrier to entry as the first point of prevention of a lifetime of medical expenses due to opioid abuse. They are best approached through dental practices. Dentists are the 2nd highest prescriber of opioids to young adults. It is usually for wisdom tooth extractions which often represents their first exposure to opioids. Dental practices are cashed based for 10 million wisdom teeth extractions per year. We have approached a 320 dental practice consortium and they have provided their support for dentists using the iPill. They would like to pilot the iPill and if successful scale it to 320 practices. We would market the success to the American Dental Association for downstream recommendations to 190,000 dental practices in the US. The 26 to 54 year old group represents the highest rate overdose deaths and highest amount of inpatient therapy. (Paulozzi, L.J., Jones, C., Mack, K., & Rudd, R. (2011). Centers for Disease Control and Prevention (CDC). Vital signs: overdoses of prescription opioid pain relievers—United States, 1999-2008. MMWR Morbidity and Mortality Weekly Report, 60(43). 1487- 1492.)

The best approach for age group is through addiction rehab treatment centers. There are 1,450 addiction treatment centers for 3.7 million patients per year. The transition from inpatient to outpatient therapy represents the point highest rate of relapse. Patients go from a setting where opioids are actively controlled and dispensed to them by a nurse to home self-dispensing where patients are expected to exhibit self-control. The rate of relapse is reported to be as high as 91% https://pubmed.ncbi.nlm.nih.gov/20669601/) We would market the iPill to these centers as a tool to improve care and reduce overdose deaths. Our approach is to demonstrate how the iPill can help transition clients from a lower margin inpatient service to a higher margin outpatient service and safely improve their relapse rate. Of the 3.7 million people who received treatment, each inpatient stay is paid for 28 days, after which patients must transition safely to the outpatient setting. This represents a $150 million sales opportunity. We would also be placing iPill on the TriNet Marketplace for 360,000 small business who send employees to addiction treatment centers for treatment. Fortunately, without any marketing efforts, we have een in discussions with 2 addiction treatment centers who wish to trial the iPill dispenser for potential scaling to the rest of their organization.

The over 55 year old age group has had a doubling of first time diagnosis of opioid use disorder presumably due to chronic pain chronic pain. (https://www.drugabuse.gov/news-events/nida-notes/2019/07/drug-use-its-consequences-increase-among-middle-aged-older-adults)

Access to this group is through a pharmacy-insurer payer. We have been in discussions with large pharmacy chains that have merged with insurers that represent 191 million opioid prescriptions per year (e.g., CVS-Aetna, Cigna-ExpressScripts, and UnitedHealthcare-OPTUM). We have had discussions to use iPill with each opioid prescription dispensed with one large pharmacy-insurer. This insurer dispenses 23 million opioid prescriptions per year, representing a $1.2 billion sales opportunity. They have asked us to finish a pilot study so they can evaluate whether to place the iPill in all 10,000 of their pharmacies.

We will also approach CROs, who have long expressed concern about problematic patient adherence to study protocols, inaccurate study results, and lost study drugs, which can cost $4,000 to $8,000 per dose. The iPill would be able to remind patients to take pills at study protocol times, to record the time the patient accessed the study pills, and to securely store, actively control dispensing, and safely dispose of unused drugs. The iPill has strategically aligned with existing initiatives that place a small FDA approved ingestible Bluetooth chip on study drugs that send a signal to a wearable patch when it reaches stomach acids. The actual time and GPS location of ingestion of the study drug can then be recorded by the iPill. We have presold this concept to CROs and are awaiting a proof of concept study which will we done at Rutgers dental school.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $500.00

Number of Securities Sold: 5,000,000

Use of proceeds: operations

Date: September 13, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

As of December 24, 2020, iPill inc has 6 month of runway. Within the next 6 months we expect only a small amount of revenue as we are fulfilling purchase orders and running pilots. Once pilot data is collected we will market the iPill in preparation for a full market launch. Once we have orders we will begin to manufacture units to fulfill purchase orders.

Foreseeable major expenses based on projections:

Design for manufacturing involves converting AutoCAD file to a Solidworks file for tooling a 3D injection mold. Production of units can begin followed by assembly, then product testing. Shipping the product to our two pilot locations will then begin. Our biggest hurdle is educating patients on using new remote monitoring technology to securely store, actively control dispensing and safely dispose of unused opioids. We will have online and in app video on use and necessary a call center for patient support. Once patients overcome the new method of having opioids at home they will most likely find it as easy as using an app on their own smartphone. This will be our major expense. As the iPill become more prevalent, word of mouth and previous experience with make usage more familiar to the population.

Each unit will cost an estimated $15 dollars to manufacture

Future operational challenges:

The iPill represents change, a new way for patients for self-medicate and pharmacists to dispense opioids. The opioid crisis is 20 years old and we have had double digit increases in the overdose death rate every year for the past 20 years. The opioid crisis costs our country $696 billion a year. We have to do things differently for the country to survive. For patients at home, they have had complete freedom to take as many pills as desired and this represents the foundation of the problem. Patients are safe in the hospital. Nurses active control opioid dispensing and pharmacists dispense from secure location. The iPill extends the safety of the hospital to the home.

Until patients begin using the iPill, our biggest hurdle will be educating patients on using the iPill with active control opioid dispensing from a secure dispenser and safe disposal of unused opioids. Some will have apprehension about using new technology. To reduce these fears, we will have online and in app instructional videos on use and if necessary a call center for patient support. Patients will find it as easy as using an app on their own smartphone. We predict adoption will accelerate.

Pharmacist could present a challenge. But with the iPill, they will repeat the procedures normally followed when they dispense opioids. They will receive the opioid prescription, check insurance coverage, verify the prescription with the prescriber's office, validate the patient and the prescriber on the risk evaluation and mitigation strategies (REMS) state system and controlled substances utilization review evaluation system (CURES), retrieve the opioid from the schedule 2 safe, hand count, twice the opioids to be dispensed, back count the opioids to be returned to inventory, create a label, counsel the patient, and collect the fee. The pharmacist when dispensing the iPill will follow the above step. They will place the twice-counted opioids to be dispensed in a cup which will do a third visual count, pull a tab to drop the pills into the cartridge, and close the iPill. When the pharmacist creates a label as required by the DEA, a QR code which includes the patients, name, address, birthdate, prescription, serial number of the iPill and prescriber's information, will be created. This step will automatically be done as a module in existing pharmacy software. The QR code will be affixed to the iPill dispenser next to the visible label normally created by the pharmacist. These steps for the iPill adds 90 seconds to the normal time spent to dispense opioids. Once the pharmacist gains experience with the procedure the apprehension for a new procedure will be reduced. By offering a harm reduction solution, the liability to the pharmacy can be reduced. This could prevent persecution by the Drug Enforcement Agency of the US Department of Justice as what has happened to all the large pharmacy chains. https://www.justice.gov/opa/pr/department-justice-files-nationwide-lawsuit-against-Walmart-inc-controlled-substances-act. https://www.npr.org/2018/11/19/669146432/florida-sues-Walgreens-cvs-for-alleged-role-in-opioid-crisis.

Early on, we identified that B2B sales to our eventual customer the Pharmacy-insurer could present a challenge. They are large conglomerates that have a long sales cycle. They require cost-effectiveness to demonstrate clinical and economic value. We designed pilots to show data showing feasibility, patient acceptance and compliance, and pharmacy acceptance. We gather health economic data to demonstrate the cost effectiveness of preventing abuse and addictions. By spending $50 per prescription, the pharmacy-insurer could save $19,333 https://www.optum.com/business/resources/library/managing-opioid-costs-managing-risks.html it currently spends annually for the care of their members abusing opioids and $1.8 million per opioid overdose death by preventing 119 ER visits and 22 hospitalizations for each death. https://www.drugabuse.gov/sites/default/files/abuseprescription2016.pdf. by being a FDA designated breakthrough product, iPill will be the only dispenser covered by insurance because the Centers for Medicare and Medicaid Services (CMS) announced on Aug 31, 2020, that it would cover reimbursement of DA designated breakthrough products. All of these factors should accelerate adoption. We need to fulfill 2 purchase orders where we will be doing pilot studies and collect pilot data to present to the pharmacy-insurer. We have been in discussion with CVS-Aetna, Cigna-Express-Scripts and UnitedHealthcare-OPTUM.

Future challenges related to capital resources:

We see future challenges in manufacturing, human capital resources, and supply chain. One of our goals is to make the iPill a cost-effective medical device to combat the opioid crisis. To do so we began with cost-effective and efficient manufacturing in mind. There are minimal moving parts and all parts were originally sourced from Amazon. We limited custom parts to reduce costs. Rather than manufacturing the iPill in China with Foxconn, the makers of the iPhone, we chose to use their Chihuhua, Mexico ISO-13845 factory to reduce transPacific container shipping costs, turnaround time costs, inventory costs, and avoid the 25% surcharge on importing products. For human capital costs, we have started with 1099 consultants who can be added to the team as the business grows. We have chosen but not engaged a marketing/supply executive, a marketing team, hardware and software teams, and a controller. For supply chain, we know there are approximately 60,000 pharmacies in the US. We were in deep discussions with CV-Aetna about providing them with data from pilot studies prior to beginning a possible roll out to their 10,000 pharmacies. They are a nationwide pharmacy chain that has their own distribution network to introduce the iPill to the public. They are a payor for the iPill dispenser. They also are a pharmacy benefits manager (PBM) that could accelerate adoption for opioid prescribed. For the remaining 50,000 pharmacies, we would contract with Amerisource-Bergen, CardinalHealth, and McKesson for supply chain distribution. To facilitate discussion, we brought on board Chris Baker, a former SVP at McKesson, that dealt with the opioid supply chain and marketing. We have also begun discussions with OMNICELL and Becton-Dickinson, owner of PYXIS. Both companies have medical device distribution networks, relationships with Pharmacy-insurers, PBMs, hospitals, addiction treatment centers and are attempting to extend their business outside of the hospital to the home.

Future milestones and events:

We see future challenges in manufacturing, human capital resources, and supply chain. One of our goals is to make the iPill a cost-effective medical device to combat the opioid crisis. To do so we began with cost-effective and efficient manufacturing in mind. There are minimal moving parts and all parts were originally sourced from Amazon. We limited custom parts to reduce costs. Rather than manufacturing the iPill in China with Foxconn, the makers of the iPhone, we chose to use their Chihuhua, Mexico ISO-13845 factory to reduce transPacific container shipping costs, turnaround time costs, inventory costs, and avoid the 25% surcharge on importing products. For human capital costs, we have started with 1099 consultants who can be added to the team as the business grows. We have chosen but not engaged a marketing/supply executive, a marketing team, hardware and software teams, and a controller. For supply chain, we know there are approximately 60,000 pharmacies in the US. We were in deep discussions with CV-Aetna about providing them with data from pilot studies prior to beginning a possible roll out to their 10,000 pharmacies. They are a nationwide pharmacy chain that has their own distribution network to introduce the iPill to the public. They are a payor for the iPill dispenser. They also are a pharmacy benefits manager (PBM) that could accelerate adoption for opioid prescribed. For the remaining 50,000 pharmacies, we would contract with Amerisource-Bergen, CardinalHealth, and McKesson for supply chain distribution. To facilitate discussion, we brought on board Chris Baker, a former SVP at McKesson, that dealt with the opioid supply chain and marketing. We have also begun discussions with OMNICELL and Becton-Dickinson, owner of PYXIS. Both companies have medical device distribution networks, relationships with Pharmacy-insurers, PBMs, hospitals, addiction treatment centers and are attempting to extend their business outside of the hospital to the home.

We are planning a human factor study at an addiction treatment center in Q3 2021. This will allow us to demonstrate commercial proof of concept on feasibility, usability and patient acceptance. Our study data will then be given to commercial interests so that we can convert them to customers.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $4,123.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

0

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Hsu MD

John Hsu MD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: January 01, 2017 - Present

Responsibilities: Executive operations. Currently, Dr. Hsu takes no annual salary and owns 1,750,000 shares of the company.

Other business experience in the past three years:

Employer: John T. Hsu MD

Title: President

Dates of Service: September 01, 1993 - February 14, 2020

Responsibilities: Practice Medicine as an anesthesiologist

Other business experience in the past three years:

Employer: Quivivepharma

Title: CEO

Dates of Service: January 01, 2017 - January 01, 2020

Responsibilities: Drug Development

Name: Sherie Hsieh

Sherie Hsieh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Director, Co-Founder

Dates of Service: January 01, 2017 - Present

Responsibilities: Sherie handles daily operations of iPill. Sherie takes no annual salary and she owns 1,750,000 shares of the company.

Name: Peter Weinstein PhD, JD

Peter Weinstein PhD, JD's current primary role is with Entralta, P.C.. Peter Weinstein PhD, JD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Legal and IP Counsel

Dates of Service: January 01, 2017 - Present

Responsibilities: Mr. Weinstein provides legal services to the company in relation to corporate legal work and Intellectual Property counsel on a consulting basis.

Position: Board Member

Dates of Service: January 01, 2017 - Present

Responsibilities: Mr. Weinstein is a Director on the Board of the company and provides general corporate advice. Mr. Weinstein owns 500,000 shares of Common Stock of the company.

Other business experience in the past three years:

Employer: Medalynx, Inc.

Title: CEO

Dates of Service: February 01, 2018 - Present

Responsibilities: CEO

Other business experience in the past three years:

Employer: Entralta, P.C.

Title: CEO

Dates of Service: June 01, 2017 - Present

Responsibilities: CEO

Other business experience in the past three years:

Employer: Quivive BioPharma, Inc.

Title: Chief Legal and IP Counsel

Dates of Service: July 01, 2017 - November 11, 2019

Responsibilities: Legal counsel and Intellectual property Counsel

Other business experience in the past three years:

Employer: Marina Biotech, Inc.

Title: Chief Legal Counsel

Dates of Service: October 01, 2017 - November 01, 2018

Responsibilities: legal counsel

Lacarya Scott, MS,MS,MBA,CFA, CFP owns 500,000 shares

Title: CFO

Dates of Service: January 01, 2020 - Present

Responsibilities: CFO, cofounder

Other business experience in the past three years:

Employer: Tungsten Advisors

Title: Partner

Dates of Service: January 01, 2019 - present

Responsibilities: M&A business development consulting

Other business experience in the past three years:

Employer: Ventac, Inc.

Title: Partner

Dates of Service: January 2018 - Present

Responsibilities: Business development

Romy Seth, BSc owns 500,000 shares

Title: SVP Corp development, cofounder

Dates of Service: January 01, 2020 - Present

Responsibilities: Corporate development

Other business experience in the past three years:

Employer: Tungsten Advisors

Title: Partner

Dates of Service: January 01, 2019 - present

Responsibilities: M&A business development consulting

Other business experience in the past three years:

Employer: Medinas, Inc.

Title: cofounder, partner

Dates of Service: January 2017 - Present

Responsibilities: Business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Hsu

Amount and nature of Beneficial ownership: 2,250,000

Percent of class: 35.0

Title of class: Common Stock

Stockholder Name: Sherie Hsieh

Amount and nature of Beneficial ownership: 2,250,000

Percent of class: 35.0

RELATED PARTY TRANSACTIONS

none

OUR SECURITIES

Our authorized capital stock consists of 5 million shares of common stock, par value $0,0001 per share. As of December 31, 2020, 5 million - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns

being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

iPill inc

By /s/ *John Hsu MD*

    Name: John Hsu MD

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

IPILL, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
iPill, Inc.
Rowland Heights, California

We have reviewed the accompanying financial statements of iPill, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes Primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 2, 2021

IPILL, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,546
TOTAL CURRENT ASSETS		2,546
TOTAL ASSETS	$	2,546

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Due to related party	$	2,546
TOTAL CURRENT LIABILITIES		2,546
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		2,546
SHAREHOLDERS' EQUITY		
Common stock, see note 3		550
Additonal paid-in capital		1,000
Retained earnings (accumulated deficit)		(1,550)
TOTAL SHAREHOLDERS' EQUITY		-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,546

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		1,550
TOTAL OPERATING EXPENSES		1,550
NET OPERATING INCOME		(1,550)
NET INCOME (LOSS)	$	(1,550)

IPILL, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	5,000,000	$ 500	$ 1,000	$ -	$ 1,500
Issuance of common stock	500,000	50	-	-	50
Distributions	-	-	-	-	-
Net income (loss)	-	-	-	(1,550)	(1,550)
ENDING BALANCE, DECEMBER 31, 2020	5,500,000	$ 550	$ 1,000	$ (1,550)	$ -

IPILL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(1,550)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY OPERATING ACTIVITIES		(1,550)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		50
Due to related party		2,546
CASH PROVIDED BY FINANCING ACTIVITIES		2,596
NET INCREASE IN CASH		1,046
CASH AT BEGINNING OF YEAR		1,500
CASH AT END OF YEAR	$	2,546

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
iPill, Inc. (the "Company") was incorporated in the State of Delaware on September 11, 2019. The Company has developed a monitored pill dispensing device to assist in reducing the abuse of medical prescriptions once an individual has returned home from hospital care.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is taxed as a C Corporation but has not yet begun operations.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.   **Summary of Significant Accounting Policies (continued)**

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling pill dispensing products. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1. **Summary of Significant Accounting Policies (continued)**

    New Accounting Pronouncements (continued)

    In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

    In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

    In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Due to Related Party**

    During 2020, the majority shareholder of the Company loaned $2,546 to the Company. This loan carries no interest and is due on demand. The Company expects to pay back the full amount by December 31, 2021.

4. **Equity**

Common Stock

Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, 5,500,000 shares have been issued and are outstanding.

5. **Subsequent Events**

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock at $1.50 per share. The Company is attempting to raise a minimum amount of $9,999 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 7% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

The Company has evaluated subsequent events through April 2, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

IPILL, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
iPill, Inc.
Rowland Heights, California

We have reviewed the accompanying financial statements of iPill, Inc., which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 3, 2020

PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

IPILL, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	1,500
TOTAL CURRENT ASSETS		1,500
TOTAL ASSETS	$	1,500

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-

SHAREHOLDERS' EQUITY

Common stock, see note 3	500
Additonal paid-in capital	1,000
Shareholders' equity	-
TOTAL SHAREHOLDERS' EQUITY	1,500

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,500

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		-
TOTAL OPERATING EXPENSES		-
NET OPERATING INCOME		-
TOTAL OTHER INCOME		-
NET INCOME	$	-

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

IPILL, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2019

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, SEPTEMBER 11, 2019 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	5,000,000	500	1,000	-	$ 1,500
Net Income	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2019	5,000,000	$ 500	$ 1,000	$ -	$ 1,500

See independent accountant's review report and accompanying notes to financial statements.

IPILL, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	-
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		1,500
CASH PROVIDED BY FINANCING ACTIVITIES		1,500
NET INCREASE IN CASH		1,500
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	1,500

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. ### Summary of Significant Accounting Policies

   #### *The Company*
   iPill, Inc. (the "Company") was incorporated in the State of Delaware on September 11, 2019. The Company has developed a monitored pill dispensing device to assist in reducing the abuse of medical prescriptions once an individual has returned home from hospital care.

   #### *Fiscal Year*
   The Company operates on a December 31st year-end.

   #### *Basis of Presentation*
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   #### *Use of Estimates*
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   #### *Cash and Cash Equivalents*
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

   #### *Risks and Uncertainties*
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

IPILL, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019

1.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is taxed as a C Corporation but has not yet begun operations.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

IPILL, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019

1. **Summary of Significant Accounting Policies (continued)**

    Concentrations of Credit Risk
    From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

    Revenue Recognition
    The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company had recognized sales of $0.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    New Accounting Pronouncements
    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

    Common Stock
    Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.0001 par value per share. As of December 31, 2019, 5,000,000 shares have been issued and are outstanding.

4. **Subsequent Events**

    During 2020, the Company amended their articles of incorporation to authorize the issuance of up to 10,000,000 shares of common stock.

    During 2020, the Company issued an additional 500,000 shares of its common stock at a par value of $0.0001 per share.

    The Company has evaluated subsequent events through December 3, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.